

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

July 16, 2009

Mr. Michel St-Pierre
President and Principal Executive Officer
Montreal Services Company
941 de Calais Street
Mont St-Hilaire, Quebec
Canada J3H 4T7

> **Re:** **Montreal Services Company**
> **Registration Statement on Form S-1**
> **Filed June 19, 2009**
> **File No. 333-160128**

Dear Mr. St-Pierre:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comment

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

While you indicate that you are a development stage company that intends to establish a employment placement service, your disclosure shows that you have no significant assets, no revenues, no operations, no developed website, no contracts regarding the company's proposed service, no employees, no officers with relevant experience and no clients. To date, it appears as if you have taken few substantive steps in furtherance of a business plan. In general, you lack a developed business plan, any means of revenue, and any real method to obtain financing beyond this offering.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a detailed, specific business plan.

Front Cover Page of the Prospectus, page 3

2. Please clearly disclose when the offering will end. We note that you discuss an extension of the offering period beyond 270 days on page 13 of the prospectus. See Item 501(b)(8) of Regulation S-K.

Outside Back Cover Page of the Prospectus

3. On the outside back cover page of the prospectus, please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Summary of Offering, page 5

4. Please revise your summary to discuss briefly your lack of operations and the auditor's going concern opinion.

Risk Factors, page 6

General

5. Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price.

6. Please discuss any industry or regulatory risks presented by regulation by any Canadian or U.S. agencies. Please also include a discussion of the risk, if any, related to the fact that your operations and client base will be in Canada while you plan to provide services to customers located outside of Canada.

Because our auditors have issued a going concern opinion …, page 6

7. Please revise the narrative under this subheading to discuss those factors that were included in your auditor's going concern opinion such as your stockholder deficiency and losses since inception.

Because our management does not have prior experience …, page 7

8. We note that you may have to hire individuals to compensate for your management's lack of industry experience. Please expand your disclosure to explain what type of personnel you anticipate hiring.

We operate a highly competitive industry …, page 7

9. Considering that your planned business specializes in employment placement services, please explain why in this risk factor you have referenced companies that sell learning tools to the public as your competitors.

Because we do not have an escrow or trust account …, page 8

10. Please revise your disclosure to accurately describe risks associated with your business currently. For instance, under this subheading, you note risks associated with actions by your "officers and directors;" however, you only have one officer identified in your disclosure. Please reconcile this discrepancy.

Use of Proceeds, page 9

11. In light of your subsequent disclosure in Note 5 to the Financial Statements that the company issued Mr. St-Pierre a note in the amount of $15,050, please revise your disclosure to discuss whether the proceeds from the offering will be used to pay this note and discuss the terms of the note such as interest rate and maturity of the indebtedness. Also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K. We may have further comment.

12. Please provide sufficient detail to explain your working capital and the variances in your expenses at the different subscription levels. For instance, please explain why your SEC reporting fees are projected to increase by $14,000 from the minimum to the maximum amounts. Please also explain your projected estimated rent payment

amounts. In addition, please disclose in great detail how you determined the amounts which would be sufficient for each of the identified needs.

13. Please reconcile your disclosure of estimated use of proceeds for management salary of $6,000, consisting of $1,000 per month to be paid to Mr. St-Pierre, with your disclosure on page 19 that you believe the proceeds will last twelve months.

Dilution of the Price You Pay for Your Shares, page 10

If 750,000 Shares are Sold, page 11

14. Please revise your disclosure in the first sentence of the second paragraph under this subheading to clarify that the 13.04% ownership represents 750,000 shares sold.

Plan of Distribution; Terms of the Offering, page 13

15. We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors. Please also disclose the number of days until escrowed funds are returned if the minimum offering is not achieved.

Right to Reject Subscriptions, page 15

16. Please disclose how you will acknowledge acceptance or rejection of an offer to invest (i.e., by mail or phone or simply cashing the check) and describe what kind of materials an investor whose offer is accepted can expect to receive, and when. Will you be sending out stock certificates? Finally, please confirm that you will contact prospective investors over the weekend should you receive offers on a Friday, in order to comply with your 48-hour commitment.

Business, page 16

General

17. Please revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations. Please reconcile the disclosure in this section with the plan of operation subsection.

Background, page 16

18. We note your disclosure under this subheading that you plan to focus your employment placement services on accounting and computer technology positions. Please reconcile this disclosure with your earlier disclosure on page 5 under the "Summary of Our Offering" subheading and also under the "General" subheading on this page which discloses your intention to target marketing placements as well. Please also expand your disclosure to state that your management has no expertise in providing any of such services.

Fees, page 17

19. We note your disclosure that your contingency fee will consist of an amount between 15% and 30% of your client's first year annual salary compensation. Please discuss whether such fee is typical of your industry and comparable to your competitors. In your revised disclosure, please provide your basis for such knowledge.

Website, page 17

20. The section is vague, unclear and relies heavily on technical jargon. Please revise this section to explain these terms in plain English. Refer to Rule 421 of Regulation C. Please explain the development activities required to sufficiently develop the technical aspects of your website for it to be operational as discussed on page 19.

Competition, page 18

21. Please revise this section to discuss how you compete within your industry despite having limited operations and assets. Please tell us why you chose to identify the companies named under this heading and explain how success in your start-up phase will provide opportunities for you to establish a competitive position.

Regulations, page 18

22. Where possible, please refer to specific existing or probable laws and international regulations that may have a significant impact on your business. For instance, please discuss in sufficient detail compliance requirements under the Employment Standards Act, referenced on page 20 under the "Plan of Operation" subheading of the MD&A section.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

General

23. We believe your MD&A section could benefit from an "Overview" section that offer investors an introductory understanding of employment placement services that you intend to provide and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; the identity of the company's primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

Plan of Operation, page 19

24. Please reconcile the amounts of funding listed in this section with those amounts in the use of proceeds table. For example, it is unclear how the $20,000 allocated to office operations in this section reconciles with the related line items in the use of proceeds table.

25. Given your inexperience in the employment placement industry, it is not clear how you plan to secure and place four candidates within the first thirty days of operation. Please explain.

26. Please include disclosure that describes the liabilities and expenses that you have incurred to date.

Liquidity and Capital Resources, page 21

27. Please expand to discuss your current cash flow position and your ability to generate adequate amounts of cash to meet your needs for cash on both a long-term and short-term basis. Refer to Item 303(A) of Regulation S-K.

Management

Conflicts of Interest, page 22

28. Please revise this section to concisely describe the potential conflicts of interest that are present and clearly identify all transactions and relationships that give rise to such conflicts. As an example, please expand your disclosure to discuss the conflict associated with Mr. St-Pierre's position as the sole executive officer and director,

including, but not limited to, his ability to establish the management fee he is to receive.

Principal Stockholders, page 25

29. Please revise the table to include shares issued in the offering in the number of shares after offering assuming all of the shares are sold.

30. We note your disclosure under this subheading that Mr. St-Pierre is the only promoter of the company. Please confirm that no additional promoters assisted in the organization of the company in May of 2009 in accordance with Rule 405 of Regulation C. Refer to Item 404(c) of Regulation S-K.

Description of Securities, page 26

31. We note your statement that "all shares of common stock now outstanding are fully paid and non-assessable." The statement that the outstanding common shares are "fully paid and non-assessable" is a legal conclusion that the company is not qualified to make. Please appropriately attribute this statement to counsel, as it is used in this section.

Item 15. Recent Sales of Unregistered Securities, page 38

32. We note your disclosure that you sold 5,000,000 shares of common stock to Mr. St-Pierre on May 29, 2009, pursuant to Regulation S of the 1933 Act. Please provide a detailed explanation regarding how this sale complied with the requirements set forth in paragraph (b) of Rule 903 of Regulation S. Refer to Item 701(d) of Regulation S-K.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

33. Please expand your disclosure to include your accounting policies for organizational and offering costs.

Note 5 – Payable – Stockholders, page F-7

34. Please reconcile your disclosure in Note 5 and Note 8 that the $15,050 loan from a shareholder carries an interest rate of 10% and is payable on demand with your disclosure under Certain Transactions on page 27 that this obligation does not bear interest and has no due date.

Note 10 – Litigation

35. Please revise to remove the reference to the annual report on form 10-KSB.

Item 16. Exhibits, page 39

36. Please file the subscription agreement entered into by Mr. St-Pierre and accepted by
    you in connection with the May 29, 2009 private offering of the shares of your
    common stock. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

37. Please obtain and file a revised legal opinion that more specifically makes reference
    to the shares to be covered by the opinion. For example, the opinion makes reference
    to the "common stock to be sold under this Form S-1 Registration Statement" but
    the opinion does not otherwise identify the relevant registration statement.

38. We note the disclaimer "to my knowledge" in the third paragraph of the opinion.
    Please advise counsel that this disclaimer is inconsistent with counsel's opinion.
    The legality opinion should be revised to explain how counsel arrived at his
    conclusion.

*****

         As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any other questions.

                                                      Sincerely,

                                                      Tom Kluck
                                                      Legal Branch Chief

cc: Conrad C. Lysiak, Esq.
    The Law Office of Conrad C. Lysiak, P.S.
    (via facsimile)